UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   TREEV, INC.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title and Class of Securities)

                                   894692 10 2
                                 (CUSIP Number)

    Fred E. Kassner, Liberty Travel, Inc., 69 Spring Street, Ramsey, NJ 07446 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communication)

                                  June 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

          CUSIP No.   894692 10 2

         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Liberty Travel
                    13-2635933

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b)

         3    SEC USE ONLY

         4    SOURCE OF FUNDS
                 WC

         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

         6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

               NUMBER OF          7       SOLE VOTING POWER
               SHARES
               BENEFICIALLY       8       SHARED VOTING POWER        1,222,857
               OWNED BY
               EACH               9       SOLE DISPOSITIVE POWER
               REPORTING
               PERSON            10       SHARED DISPOSITIVE POWER   1,222,857
               WITH

         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,222,857

         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
             SHARES

         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 3.8%

         14  TYPE OF REPORTING PERSON
                 CO

                                  SCHEDULE 13D

          CUSIP No.   894692 10 2

         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Gilbert Haroche
                    SSN:  ###-##-####

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b)

         3    SEC USE ONLY

         4    SOURCE OF FUNDS
                 N/A (see item 5)

         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

         6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

               NUMBER OF         7        SOLE VOTING POWER
               SHARES
               BENEFICIALLY      8        SHARED VOTING POWER        1,222,857
               OWNED BY
               EACH              9        SOLE DISPOSITIVE POWER
               REPORTING
               PERSON           10        SHARED DISPOSITIVE POWER   1,222,857
               WITH

         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,222,857

         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.8%

         14  TYPE OF REPORTING PERSON
                   IN

                                 SCHEDULE 13D

          CUSIP No.   894692 10 2

         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Fred E. Kassner
                    SSN:  ###-##-####

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)
            (b)

         3    SEC USE ONLY

         4    SOURCE OF FUNDS
                   PF

         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

               NUMBER OF         7         SOLE VOTING POWER          5,571,240
               SHARES
               BENEFICIALLY      8         SHARED VOTING POWER        1,222,857
               OWNED BY
               EACH              9         SOLE DISPOSITIVE POWER     5,571,240
               REPORTING
               PERSON           10        SHARED DISPOSITIVE POWER    1,222,857
               WITH

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
                    6,794,097

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 20.9%

        14   TYPE OF REPORTING PERSON
                  IN

                                                                     Page 5 of 9
Item 1            Security and Issuer
                  -------------------

         This statement relates to the common stock, $.0001 par value per share (the "Common Stock"), of TREEV, Inc., formerly Network Imaging Corporation (the "Company"), a Delaware corporation, which has its principal executive offices at 500 Huntmar Park Drive, Herndon, Virginia 20170.

Item 2            Identity and Background
                  -----------------------

         The statement on Schedule 13D was on behalf of Liberty Travel, Inc. ("LTI"), Gilbert D. Haroche and Fred E. Kassner.

         This Amendment Number 2 to Schedule 13D is filed on behalf of Fred E. Kassner.

         LTI is a corporation organized in New York. LTI's principal business is the operation of retail travel agencies. The address of LTI's principal business and principal office is 69 Spring Street, Ramsey, New Jersey 07446.

         LTI's directors, executive officers and stockholders are Fred E. Kassner, who is a director and Chairman, and Gilbert D. Haroche, who is a director and President. Messrs. Kassner and Haroche's business address is 69 Spring Street, Ramsey, New Jersey 07446. Messrs. Kassner and Haroche are principally employed by Libgo Travel, Inc., a wholesale and retail travel business with principal offices at 69 Spring Street, Ramsey, New Jersey 07446.

         During the last five years, none of LTI, Kassner or Haroche has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of LTI, Kassner or Haroche has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.

         Messrs. Kassner and Haroche are United States citizens.

Item 3            Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

         The source of funds used by Mr. Kassner in acquiring, on June 30, 1998, the Series M1 Convertible Preferred Stock which is convertible into 1,000,000 shares of Common Stock, plus interest at 8.5% per annum payable in Common Stock, was the conversion from debt to equity of the remaining $1,000,000 under a line of credit Mr. Kassner has with the Company. The line of credit was from personal funds.

         The source of funds used by LTI in acquiring, on November 29, 1995, the 1,222,857 shares of Common Stock beneficially owned by it, as further described in Item 5, was working capital of LTI. The amount of such funds used was $4,000,000.

Item 4            Purpose of Transaction
                  ----------------------

         Each of Mr. Kassner and LTI has acquired Common Stock for investment purposes.

Item 5            Interest in Securities of the Issuer
                  ------------------------------------

         Mr. Kassner owns beneficially 6,794,097 shares of Common Stock, including 1,222,857 shares beneficially held by LTI, 77,240 shares acquired in open market purchases, 240,000 shares acquired from the Company on November 29, 1995 at a price of $3.75 per share, 54,000 shares which Mr. Kassner has the right to acquire at a price of $3.75 per share upon exercise of a five-year warrant issued to him by the Company in connection with the sale of Common Stock, 200,000 shares which Mr. Kassner has the right to acquire at a price of $1.50 per share upon exercise of a three year warrant issued to him by the Company in connection with the funding of the $5,000,000 line of credit dated as of December 31, 1996, 4,000,000 shares which may be acquired upon the conversion of the Series M Convertible Preferred Stock, such number of shares excluding interest at 8.5% per annum, payable in cash or Common Stock upon conversion; and 1,000,000 shares which may be acquired upon the conversion of the Series M1 Convertible Preferred Stock, such number of shares excluding interest at 8.5% per annum, payable in cash or Common Stock upon conversion. The shares of Common Stock beneficially owned by Mr. Kassner constitute 20.9% of the Common Stock outstanding on July 22, 1998. Mr. Kassner shares with Mr. Haroche the power to vote or direct the voting of and dispose or direct the disposition of the 1,222,857 shares of Common Stock beneficially held by LTI.

Mr. Kassner has the sole power to vote or direct the voting of and dispose or direct the disposition of the 5,571,240 shares of Common Stock held directly and beneficially by him. Mr. Kassner has filed Forms 4 to indicate the sales he has made in the Company's Common Stock.

         LTI owns beneficially 1,222,857 shares of Common Stock, including 1,142,857 shares acquired from the Company on November 29, 1995 at a price of $3.50 per share and 80,000 shares which LTI has the right to acquire at a price of $3.50 per share upon exercise of a five year warrant issued to it by the Company in connection with the sale of the Common Stock. The shares of Common Stock beneficially owned by LTI constitute 6.7% of the Common Stock outstanding on November 29, 1995. The shares of Common Stock beneficially owned constitute 3.8% of the Common Stock outstanding on July 22, 1998. Either of Messrs. Kassner or Haroche may vote or direct the voting of and dispose or direct the disposition of the Common Stock beneficially held by LTI.

         Mr. Haroche owns beneficially the 1,222,857 shares of Common Stock beneficially held by LTI. Mr. Haroche shares with Mr. Kassner the power to vote or direct the voting of and dispose or direct the disposition of the 1,222,857 shares of Common Stock beneficially held by LTI. The shares of Common Stock beneficially owned by Mr. Haroche constitute 6.7% of the Common Stock outstanding on November 29, 1995. The shares of Common Stock beneficially owned constitute 3.8% of the Common Stock outstanding on July 22, 1998.

Item 6            Contracts, Arrangements,  Understanding or Relationships  with
                  --------------------------------------------------------------
                  respect to Securities of the Issuer
                  -----------------------------------


          In connection with the funding of the $5,000,000 line of credit dated as of December 31, 1996, Mr. Kassner received three-year warrants entitling him to purchase 200,000 shares of Common Stock at $1.50 per share.

          In connection with the purchase of Common Stock from the Company, Mr. Kassner received a five-year warrant entitling him to purchase 54,000 shares of Common Stock at $3.75 per share.

          In connection with the purchase of Common Stock from the Company, LTI received a five-year warrant entitling it to purchase 80,000 shares of Common Stock at $3.50 per share.

Item 7            Material to be Filed as Exhibits
                  --------------------------------

         (A) Joint Filing Agreement by and among Liberty Travel, Inc., Fred Kassner and Gilbert D. Haroche pursuant to Rule 13d-1(f).

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                  8/24/98                   /s/ Fred E. Kassner
                   Date                     Fred E. Kassner

                                                                       Exhibit A


                             JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons name below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of TREEV, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

          In evidence thereof of the undersigned, being duly authorized, hereby execute this Agreement as of the 6th day of December, 1995.



                                                 LIBERTY TRAVEL, INC.


                                                /s/ Fred E. Kassner
                                                --------------------------
                                                Fred E. Kassner, Chairman
                                                Liberty Travel, Inc.



                                                Fred Kassner
                                                --------------------------
                                                Fred E. Kassner



                                                Gilbert Haroche
                                                --------------------------
                                                Gilbert D. Haroche